                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO.2
                                       TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (RULE 13d-101)


                            LNR PROPERTY CORPORATION
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)


                                    501940100
                                 (Cusip Number)


                            DAVID W. BERNSTEIN, ESQ.
                             CLIFFORD CHANCE US LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 26, 2002
             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                                Page 1 of 4 Pages

CUSIP No. 50194100                    13D                      Page 2 of 4 Pages

--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  STUART A. MILLER
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3.    SEC USE ONLY

--------------------------------------------------------------------------------
      4.    SOURCES OF FUNDS

                  NOT APPLICABLE
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            US
--------------------------------------------------------------------------------
       NUMBER OF            7.    SOLE VOTING POWER
         UNITS
                                  10,256,922
--------------------------------------------------------------------------------
      BENEFICIALLY          8.    SHARED VOTING POWER
        OWNED BY
--------------------------------------------------------------------------------
          EACH              9.    SOLE DISPOSITIVE POWER
       REPORTING
                                  10,256,922
--------------------------------------------------------------------------------
      PERSON WITH          10.    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            10,256,922
--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            30.8%
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------

      ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 is amended by adding at the end of the text responding to paragraphs (a) and (b) the following:

     On December 17, 2002, Mr. Miller transferred 100,000 shares of common stock to The Miller Charitable Fund, L.P. and received in exchange 100,000 shares of Class B Common Stock of the Company. As a result of this transaction, as well as the exercise on October 29, 2002, of options to purchase 20,145 shares of common stock and sale on that day of 15,536 shares, on December 30, 2002, Mr. Miller owned 455,165 shares of common stock (including 150,000 restricted shares and 83 shares he holds through the Company's savings plan) and 100,000 shares of Class B Common Stock, and held options to purchase 139,855 shares of common stock, of which options to purchase 63,927 shares were exercisable or would become exercisable within 60 days.

     After receiving the 100,000 shares of common stock from Mr. Miller, The Miller Charitable Fund, L.P. transferred those shares, as a charitable contribution, to The Miller Family Foundation, Inc. on December 26, 2002. That reduced the total number of shares of common stock of which Mr. Miller is the beneficial owner to 10,256,922 shares. Giving effect to the conversion into common stock of all the 9,737,830 shares of Class B Common Stock held by Mr. Miller or of which he has the sole power to direct the vote and the disposition and the exercise of all the options held by Mr. Miller which were exercisable on December 30, 2002, or would become exercisable within 60 days after that, and based on the Company's report on Form 10-Q for the period ended August 31, 2002, adjusted to reflect the exercise of stock options by Mr. Miller on October 29, 2002, the shares of common stock of which Mr. Miller is the beneficial owner constitute 30.8% of the outstanding shares of common stock.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 30, 2002

                                                /s/ Stuart A. Miller
                                                --------------------------------
                                                Stuart A. Miller